Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended September 30, 2015 under IFRS

Net Income grew 7% YoY

IT Services Revenue grew 3.1% in constant currency

Bangalore, India and East Brunswick, New Jersey, USA – October 21, 2015 — Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its second quarter ended September 30, 2015.

Highlights of the Results:

•	Gross Revenues were 125.1 billion ($1.9 billion1), an increase of 7% YoY.

•	Net Income[2] was 22.4 billion ($341 million1), an increase of 7% YoY.

•	IT Services Segment Revenue was $1,831.9 million, a sequential increase of 2.1%

•	Non-GAAP constant currency IT Services Segment Revenue in dollar terms grew 3.1% sequentially and grew 8.4% YoY

•	IT Services Segment Revenue was 120.4 billion ($1,838.6 million1), an increase of 10% YoY.

•	IT Services Segment Profit[3] was 25.0 billion ($381 million1), an increase of 4% YoY.

•	IT Services Segment Margins was 20.7% for the quarter.

•	Headcount increased by 6,607 to 168,396.

Performance for the quarter ended September 30, 2015

T K Kurien, Member of the Board & Chief Executive Officer of Wipro, said – “During the quarter, we grew IT Services Revenues in dollar terms by 3.1% in constant currency and maintained margins in a narrow range. Wipro Digital, strengthened uniquely by the addition of Designit, with both strategic design process capability along with Wipro’s technological capability is positioning us uniquely as an integrated design and technology player. Wipro HOLMESTM, our cognitive intelligence platform, is engaged in 12 projects in business-critical areas for marquee customers and positioning Wipro favorably in the marketplace.”

Jatin Dalal, Chief Financial Officer of Wipro, said – “Our investments in next-gen delivery practices generated productivity to significantly mitigate the impact of wage hikes and utilization on operating margins. The impact of cross-currency on operating margins were compensated by the benefits from rupee depreciation.”

Outlook for the Quarter ending December 31, 2015

We expect Revenues from our IT Services business to be in the range of $ 1,841 million to $ 1,878 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.55, Euro/USD at 1.12, AUD/USD at 0.72, USD/INR at 65.34 and USD/CAD at 1.33
1.	For the convenience of the reader, the amounts in Indian Rupees in this release have been translated into United States Dollars at the noon buying rate in New York City on September 30, 2015, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= 65.50. However, the realized exchange rate in our IT Services business segment for the quarter ended September 30, 2015 was US$1= 65.74
2.	Refers to ‘Profit for the period attributable to equity holders of the company’
3.	Refers to Segment Results

IT Services

The IT Services segment had a headcount of 168,396 as of September 30, 2015. We added 67 new customers during the quarter.

Wipro sustained its momentum in winning Large Deals globally as described below:

One of Wipro’s largest oil & gas supermajor customers extended the scope of its engagement with the company in its Downstream segment and in Global Functions. The long standing engagement now incorporates application management services for the customer’s refineries and petrochemical plants around the world and across all its global functions.

Wipro has been selected by a leading automotive tier 1 company in the U.S. as a preferred supplier of Embedded Engineering Services to assist in the development of their existing and advanced technologies in the areas of the Connected Car. Through this engagement, Wipro will assist the client to develop advance technology to support their entry into new market segments including next generation infotainment systems, human machine interfaces, heads-up displays and advance driver assist systems.

Wipro has won a multi-year engagement with a world renowned airline that represents both a renewal of existing business as well as a foray into new services to be provided from a new geography. The transformational program enabled by Wipro will bring analytical insights into the delivery of services to further enhance end-user customer experience for the client.

A multi-national beverage company has chosen Wipro to upgrade its IT infrastructure, provide end-to-end support for critical business applications and support its IT operations.

Telenor entered into an understanding with Wipro to transform its IT delivery model in two of its Asian operating companies. As part of the engagement, Wipro will set up a IT Synergy services model, to achieve significant efficiency in IT costs and service delivery. Telenor selected Wipro for its global leadership in the telecom industry and infrastructure services. The project is part of Telenor’s ambition to realize a One-IT vision across its operations in Asia.

Wipro has been selected by CIDCO of Maharashtra Ltd, an undertaking of Govt. of Maharashtra, for a safe and smart city project to deploy IT infrastructure and surveillance for the areas under CIDCO administration between Kharghar and New Panvel in Mumbai. This includes the installation and connectivity of 574 cameras across 293 locations that conduct automatic number plate and speed detection. In addition, it also consists of other smart city components like emergency calling booths, public address systems, variable messaging signs, gunshot detection sensors, parking availability information, and a centralised command center.

Wipro has entered into a strategic engagement with Airtel for a Big Data transformation project wherein Wipro will leverage new age technology to build a next generation Data Ware Housing platform based on Hadoop. In addition to the transformation of the existing business intelligence ecosystem, Wipro will bring agility and flexibility into the new platform to help Airtel achieve its objectives of an enriched customer experience by giving customers the best offers possible.

Digital highlights

Wipro has been chosen by Chelsea Football Club as its official digital and IT partner. Chelsea FC, the reigning champions of the English Premier League, is one of the earliest adopters of Digital to engage and differentiate themselves - both as a team and as a club. Wipro will support Chelsea FC in this transformation journey by bringing together strategy, design and technology. Chelsea FC will work with Wipro to create experiences for millions of fans that span not only the in-stadium, game-day experience but also their digital experience, anytime and anywhere.

Wipro would be developing a multi-cloud-based video distribution workflow solution for an Over-the-Top (OTT) service provider that would allow them to scale, increase reliability and geographic reach. Wipro is enabling delivery of media services, leveraging different cloud providers’ services and automating the cloud provider selection decision. This would be a first in the OTT industry for delivering media dynamically by leveraging different cloud services provider, based on cost optimization, reliability and scale.

Designit, the global strategic design firm that became part of Wipro in the quarter ended September 30, 2015, continues to attract leading global brands as they reimagine customer experience.

•	Scandinavian Airlines has selected Designit to help the airline rethink and redesign the future customer experience for its large base of over 4 million frequent flyers.

•	Designit has also been appointed by a major European automotive brand to rethink and redesign its entire service experience for customers that visit the brand’s dealerships for maintenance and service work.

•	Designit has been appointed by a global Pharmaceutical brand to work on reimagining and improving its innovation process and to take the brand on a journey to rethink the business offering beyond the core pharmaceutical products of today and to drive the digital business transformation of tomorrow.

Open Source Highlights

Wipro’s Open Source practice continued its momentum to win strategic deals to help customers in their Open Source transformation journey across industries. Some marquee wins include digitization of “Diabetics Care” for a global healthcare organization, transforming the retail banking digital touch points for a global financial services organization and the migration of applications from a legacy to open source platform as part of a superannuation program for an insurance and banking corporation.

Awards and accolades

Wipro’s Aftermarket Services Transformation practice from the company’s Manufacturing & Hi-Tech SBU has been positioned as a ‘Leader’ by IDC, a leading consulting and research firm, in its report titled “IDC MarketScape: Worldwide Manufacturing Service Life-Cycle Management SI/BPO 2015 Vendor Assessment”. The report highlights Wipro’s IP – Looking Glass Industrial Internet Platform, depth of domain knowledge and partnership eco-system.

Wipro has been positioned as a ‘Leader’ by Everest Group, a leading consulting and research firm, in its IT Outsourcing in Life Sciences Industry – Service Provider Landscape with PEAK Matrix™ Assessment 2015 report for offering an integrated portfolio of offerings for a connected healthcare ecosystem, with solutions spanning patient access, HCP engagement, drug adherence, clinical trials, analytics-based transformation, BPO, and marketing support for mature brands.

Wipro has been cited as a ‘Leader’ and ‘Star Performer’ by Everest Group in its recently released report ‘IT Outsourcing in Global Capital Markets – Service Provider Landscape with PEAK Matrix™ Assessment 2015’.

Additionally, Wipro has been cited as a ‘Leader’ and ‘Star Performer’ by Everest Group, in its recently released report ‘Banking BPO – Service Provider Landscape with PEAK Matrix™ Assessment 2015’.

Everest Group also cited Wipro as a ‘Leader’ and ‘Star Performer’ in its recently released report ‘Everest PEAK Matrix™ Assessment 2015 for Independent Testing Services.

Wipro has been included in the Dow Jones Sustainability Index (DJSI), World for the 6th consecutive year. Wipro is also a member of the DJSI Emerging Markets Index. A total of 1845 companies were assessed from around the world of which 317 have been chosen as the DJSI (World) constituents for the year 2015-16; the IT Services sector saw 76 companies participating globally of which 8 have been selected in the World Index.

IT Products

•	Our IT Products Segment delivered Revenue of 5.4 billion ($83 million1) for the quarter ended September 30, 2015

Please refer to the table on page 7 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 7 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended September 30, 2015, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com.

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro Limited (NYSE:WIT) is a leading Information Technology, Consulting and Business Process Services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology” - helping clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation, and an organization wide commitment to sustainability, Wipro has a workforce of over 150,000, serving clients in 175+ cities across 6 continents

For more information, please visit www.wipro.com

Contact for Investor Relations		Contact for Media & Press

Aravind V S	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-4676 6186	Phone: +1 978 826 4700	Phone: +91-80-4676-6154
aravind.viswanathan@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-looking statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of September 30,
	2015	2015	2015
			Convenience translation into US dollar in millions (unaudited) - Refer footnote 1 on Page 1
ASSETS
Goodwill	68,078	75,246	1,149
Intangible assets	7,931	8,740	133
Property, plant and equipment	54,206	57,403	876
Derivative assets	736	302	5
Available for sale investments	3,867	4,374	67
Non-current tax assets	11,409	11,551	176
Deferred tax assets	2,945	4,094	63
Other non-current assets	14,369	13,772	210

Total non-current assets	163,541	175,482	2,679

Inventories	4,849	5,571	85
Trade receivables	91,531	96,539	1,474
Other current assets	73,359	94,199	1,438
Unbilled revenues	42,338	47,806	730
Available for sale investments	53,908	123,315	1,883
Current tax assets	6,490	7,549	115
Derivative assets	5,077	3,075	47
Cash and cash equivalents	158,940	100,486	1,534

Total current assets	436,492	478,540	7,306

TOTAL ASSETS	600,033	654,022	9,985

EQUITY
Share capital	4,937	4,940	75
Share premium	14,031	14,335	219
Retained earnings	372,248	395,826	6,043
Share based payment reserve	1,312	1,776	27
Other components of equity	15,454	16,339	249

Equity attributable to the equity holders of the Company	407,982	433,216	6,613
Non-controlling interest	1,646	1,936	30

Total equity	409,628	435,152	6,643

LIABILITIES
Long - term loans and borrowings	12,707	15,884	243
Deferred tax liabilities	3,240	3,394	52
Derivative liabilities	71	71	1
Non-current tax liabilities	6,695	6,474	99
Other non-current liabilities	3,658	6,838	104
Provisions	5	12	—

Total non-current liabilities	26,376	32,673	499

Loans and borrowings and bank overdrafts	66,206	83,427	1,274
Trade payables and accrued expenses	58,745	61,515	940
Unearned revenues	16,549	17,040	260
Current tax liabilities	8,036	9,437	144
Derivative liabilities	753	1,124	17
Other current liabilities	12,223	12,451	190
Provisions	1,517	1,203	18

Total current liabilities	164,029	186,197	2,843

TOTAL LIABILITIES	190,405	218,870	3,342

TOTAL EQUITY AND LIABILITIES	600,033	654,022	9,985

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

	Three Months ended September 30,			Six months ended September 30,
	2014	2015	2015	2014	2015	2015
			Convenience translation into US dollar in millions (unaudited)- Refer footnote 1 on Page 1			Convenience translation into US dollar in millions (unaudited) - Refer footnote 1 on Page 1
Gross revenues	116,838	125,135	1,910	228,196	247,511	3,779
Cost of revenues	(80,866)	(85,824)	(1,310)	(155,807)	(170,611)	(2,605)
Gross profit	35,972	39,311	600	72,389	76,900	1,174

Selling and marketing expenses	(7,628)	(8,708)	(133)	(15,185)	(16,752)	(256)
General and administrative expenses	(6,605)	(6,847)	(105)	(12,792)	(13,700)	(209)
Foreign exchange gains/(losses), net	1,323	533	8	2,421	1,863	28

Results from operating activities	23,062	24,289	370	46,833	48,311	737

Finance expenses	(989)	(1,589)	(24)	(1,877)	(2,875)	(44)
Finance and other income	5,109	6,194	95	9,348	11,436	175
Profit before tax	27,182	28,894	441	54,304	56,872	868
Income tax expense	(6,199)	(6,486)	(99)	(12,141)	(12,431)	(190)

Profit for the period	20,983	22,408	342	42,163	44,441	678

Attributable to:
Equity holders of the company	20,848	22,354	341	41,880	44,231	675
Non-controlling interest	135	54	1	283	210	3

Profit for the period	20,983	22,408	342	42,163	44,441	678

Earnings per equity share:
Attributable to equity share holders of the company
Basic	8.49	9.10	0.14	17.05	18.01	0.27
Diluted	8.45	9.08	0.14	16.98	17.97	0.27

Weighted average number of equity shares used in computing earnings per equity share
Basic	2,455,543,231	2,456,285,585	2,456,285,585	2,455,543,231	2,456,223,408	2,456,223,408
Diluted	2,467,151,917	2,461,507,934	2,461,507,934	2,466,597,110	2,460,985,436	2,460,985,436
Additional Information
Segment Revenue
IT Services Business Units
BFSI	28,411	32,253	492	56,476	63,273	966
HLS	12,176	13,746	210	23,466	26,734	408
RCTG	15,218	18,112	277	29,945	35,492	542
ENU	18,333	17,664	270	35,155	35,241	538
MFG	19,894	22,562	344	39,004	44,086	673
GMT	15,203	16,091	246	30,272	31,375	479

IT SERVICES TOTAL	109,235	120,428	1,839	214,318	236,201	3,606
IT PRODUCTS	9,152	5,442	83	16,812	13,616	208
RECONCILING ITEMS	(226)	(202)	(3)	(513)	(443)	(7)

TOTAL	118,161	125,668	1,920	230,617	249,374	3,807

Segment Result
IT Services Business Units
BFSI	6,245	6,935	106	12,869	13,948	213
HLS	2,422	3,044	46	4,553	5,803	89
RCTG	3,205	3,262	50	6,393	6,402	98
ENU	5,000	3,497	53	9,553	7,309	112
MFG	4,034	4,801	73	8,402	9,128	139
GMT	3,496	3,137	48	7,258	5,835	89
OTHERS	608	—	—	583	—	—
UNALLOCATED	(987)	276	4	(1,611)	806	12

TOTAL IT SERVICES	24,023	24,952	381	48,000	49,231	752
IT PRODUCTS	62	(208)	(3)	227	(69)	(1)
RECONCILING ITEMS	(1,023)	(455)	(7)	(1,394)	(851)	(13)

TOTAL	23,062	24,289	371	46,833	48,311	738

FINANCE EXPENSE	(989)	(1,589)	(24)	(1,877)	(2,875)	(44)
FINANCE AND OTHER INCOME	5,109	6,194	95	9,348	11,436	175

PROFIT BEFORE TAX	27,182	28,894	441	54,304	56,872	868
INCOME TAX EXPENSE	(6,199)	(6,486)	(99)	(12,141)	(12,431)	(190)

PROFIT FOR THE PERIOD	20,983	22,408	342	42,163	44,441	678

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

The Company is organized by the following operating segments; IT Services and IT Products.

The IT Services segment primarily consists of IT Service offerings to our customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG), Global Media and Telecom (GMT). Starting with quarter ended September 30, 2014, it also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offering to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

In the IT Products segment, the Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware products, software licenses and other related deliverables.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended September 30, 2015
IT Services Revenue as per IFRS	$1,831.9
Effect of Foreign currency exchange movement	$18.2

Non-GAAP Constant Currency IT Services
Revenue based on previous quarter exchange rates	$1,850.1

Three Months ended September 30, 2015
IT Services Revenue as per IFRS	$1,831.9
Effect of Foreign currency exchange movement	$88.3

Non-GAAP Constant Currency IT Services
Revenue based on previous year exchange rates	$1,920.2